

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2018

J. Craig Thompson
President and Chief Executive Officer
Anthera Pharmaceuticals Inc
25801 Industrial Boulevard, Suite B
Hayward, California 94545

>   **Re: Anthera Pharmaceuticals Inc**
>   **Registration Statement on Form S-3**
>   **Filed March 6, 2018**
>   **File No. 333-223474**

Dear Mr. Thompson:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

>   Division of Corporation Finance
>   Office of Healthcare & Insurance

cc: Bradley A. Bugdanowitz - Goodwin Procter LLP